Exhibit (a)(5)(M)

Johnson & Johnson Completes Tender Offer for Crucell and Declares Offer Unconditional

New Brunswick, N.J., and Leiden, the Netherlands, 22 February 2011 - Johnson & Johnson (NYSE: JNJ) and Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announce that Johnson & Johnson has completed the tender offer for Crucell N.V. (Crucell) and has declared the offer unconditional.  As a result, Crucell will now operate as the center for vaccines within the Johnson & Johnson pharmaceuticals group.

Reference is made to the joint press release of Johnson & Johnson and Crucell dated 8 December 2010 announcing the recommended cash offer by Johnson & Johnson, through its indirect wholly-owned subsidiary JJC Acquisition Company B.V. (the Offeror), for all of the issued and outstanding ordinary shares (Ordinary Shares) in the capital of Crucell, including all Ordinary Shares represented by American depositary shares (ADSs), each ADS representing one Ordinary Share (Ordinary Shares and ADSs are referred to herein as the Shares and the holders of such Shares are referred to as the Shareholders) at an offer price of €24.75 per share (the Offer).

Johnson & Johnson will commence, through the Offeror, a subsequent offering period to allow Shareholders who have not yet accepted the Offer to tender their Shares, as further described below.  Johnson & Johnson encourages Shareholders who have not yet accepted the Offer to do so immediately.

Highlights

▪	Johnson & Johnson declares the Offer unconditional
▪	Share Acceptance Level is 95.24% of the issued and outstanding share capital of Crucell
▪	Settlement of the Offer will take place on 25 February 2011
▪	Remaining Shares can be tendered in a Subsequent Offering Period ending 8 March 2011

Offer unconditional

All conditions in connection with the Offer, as described in the offer document dated 8 December 2010 (the Offer Document), have been satisfied.  As a result, the Offer is declared unconditional (gestanddoening).

Acceptances

As of the expiration of the initial offering period, the Shares tendered in the Offer, together with Shares already held by the Johnson & Johnson Group and the Shares to be acquired through the purchase and exercise of options, amount to 84,520,377 Shares (of which 12,774,957 are represented by ADSs), representing approximately 95.21% of the issued share capital of Crucell (which includes treasury shares held by Crucell) and 95.24% of the issued and outstanding share capital of Crucell, in each case on a fully diluted basis. 81,380 of ADSs tendered remain subject to the guaranteed delivery procedures described in the Offer. All Shares that were validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and not properly withdrawn, on the terms and subject to the conditions and restrictions of the Offer, during the initial offering period have been accepted for payment.

Settlement

In accordance with the terms of the Offer, Shareholders who accepted the Offer and validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) their Shares on the terms and subject to the conditions and restrictions of the Offer prior to the expiration of the Offer will be paid on 25 February 2011, unforeseen circumstances excepted (e.g., in the event of force majeure impeding Settlement). Shareholders who accepted the Offer and validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) Ordinary Shares on the terms and subject to the conditions and restrictions of the Offer will be paid €24.75 in cash, without interest and less any applicable withholding taxes (the Offer Price), in consideration of each Ordinary Share. Shareholders who accepted the Offer and validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) ADSs on the terms and subject to the conditions and restrictions of the Offer will be paid an amount equal to the U.S. dollar equivalent of the Offer Price, calculated by using the spot market exchange rate for the U.S. dollar against the Euro on the date on which funds are received by the U.S. Settlement Agent to pay for ADSs upon completion of the Offer, in consideration of each ADS.

Subsequent Offering Period (na-aanmeldingstermijn)

Shareholders who have not yet accepted the Offer will have the opportunity to tender their Shares in a subsequent offering period (na-aanmeldingstermijn) commencing at 9:00 hours Dutch Time (3:00 pm New York time), on 23 February 2011, and expiring at 17:45 Dutch Time (11:45 New York Time), on 8 March 2011, for the same consideration and subject to the same terms, conditions and restrictions as described in the Offer Document.

During the subsequent offering period, the Offeror will accept Shares tendered pursuant to the Offer and will pay for such Shares promptly and, in any event within three business days following the date on which such Shares are tendered.  No proxies will be solicited from Shareholders that tender Shares in the subsequent offering period.  Shareholders will not be able to withdraw any Shares tendered during the subsequent offering period.

Implications of the Offer being declared Unconditional

Shareholders who did not tender their Shares in the Offer should carefully review sections 7.14 to 7.21 of the Offer Document, which describe certain implications to which they will be subject when the Offer is declared unconditional (gestanddoening) and settled.

In addition, the Offeror intends, to the extent permitted under applicable law and stock exchange regulations, to delist the Ordinary Shares on Euronext Amsterdam and the Swiss Exchange and the ADSs on NASDAQ as soon as reasonably practicable under applicable rules and regulations.

These risks are in addition to the exposure of such Shareholders to the risks inherent in the business of Crucell, as such business and the structure of Crucell may change from time to time after the settlement date.

Statutory Buy-Out Proceedings and Cancellation Post Offer EGM

As the Offeror (together with its affiliates) will hold at least 95% of the Shares (excluding Shares held by Crucell or its affiliates) upon the Settlement Date, the Offeror intends to acquire the remaining Shares not tendered by means of buy-out proceedings (uitkoopprocedure) in accordance with article 2:92a and/or 359c of the Dutch Civil Code, to be initiated as soon as reasonably practicable under applicable rules and regulations. Further details will follow as circumstances require.  Accordingly, the post-closing restructuring will no longer be pursued and the Post Offer EGM will be cancelled by Crucell.

Additional Information

This joint press release is issued pursuant to the provisions of Section 16 paragraph 1 and Section 17 paragraph 1 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft).

On 8 December 2010, the Offeror commenced the Offer to acquire all of the Ordinary Shares in the capital of Crucell, including all Ordinary Shares represented by ADSs, on the terms and subject to the conditions and restrictions contained in the Offer Document.  Shareholders who accepted the Offer and tendered Ordinary Shares will be paid, on the terms and subject to the conditions and restrictions contained in the Offer Document, the Offer Price in consideration of each Ordinary Share.  Shareholders who accepted the Offer and tendered ADSs will be paid, on the terms and subject to the conditions and restrictions contained in the Offer Document, an amount equal to the U.S. dollar equivalent of the Offer Price, calculated by using the spot market exchange rate for the U.S. dollar against the Euro on the date on which funds are received by Computershare Trust Company, N.A. to pay for ADSs upon completion of the Offer, in consideration of each ADS.  The Offer was declared unconditional by Johnson & Johnson on February 22, 2011.  The subsequent offering period will commence at 9:00 hours Dutch Time (3:00 pm  New York time), on 23 February 2011, and expire at 17:45 Dutch Time (11:45 New York Time), on 8 March 2011, for the same consideration and subject to the same terms, conditions and restrictions as described in the Offer Document.  This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Crucell, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The Offer is being made pursuant to the tender offer statement on Schedule TO (including the Offer Document, a related ADS letter of transmittal and tender and proxy form, and other relevant materials) filed by the Offeror with the U.S. Securities and Exchange Commission (SEC) on 8 December 2010.

SHAREHOLDERS OF CRUCELL ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.  Copies of Johnson & Johnson’s filings with the SEC may be obtained at the SEC’s web site (www.sec.gov) or by directing a request to Johnson & Johnson at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, U.S.A. (Attention: Corporate Secretary’s Office).  The Offer Document is available free of charge on the website of Crucell at www.crucell.com.  Hard copies of the Offer Document will also be available at the offices of Crucell at Archimedesweg 4-6, 2333 CN Leiden, the Netherlands; at the offices of the Dutch Settlement Agent, ING Bank N.V., Bijlmerdreef 888 1102 MG Amsterdam, the Netherlands (Attention: Sjoukje Hollander/Remko Los), telephone: + 31 20 563 6546 / + 31 20 563 6619, email: iss.pas@ing.nl); and at the offices of the U.S. Settlement Agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021.

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2010 alone, Crucell distributed more than 105 million vaccine doses in more than 100 countries around the world. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 180 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell’s core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. Crucell has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. Crucell licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Pfizer/Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. Crucell employs over 1300 people. For more information, please visit www.crucell.com.

About Johnson & Johnson

Caring for the world, one person at a time…inspires and unites the people of Johnson & Johnson. We embrace research and science – bringing innovative ideas, products and services to advance the health and well-being of people. Our approximately 114,000 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day throughout the world.

Forward-looking statements

(This press release contains “forward-looking statements”. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson’s and Crucell’s expectations and projections. Risks and uncertainties include general industry conditions and competition; general domestic and international economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations affecting domestic and foreign operations; and trends toward health care cost containment. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Crucell as well as the ability to ensure continued performance or market growth of Crucell’s products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Crucell can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended 3 January 2010, and Crucell’s Annual Report/ Form 20-F for the fiscal year ended 31 December 2009, as filed with the U.S. Securities and Exchange Commission on 7 April 2010, as well as other subsequent filings. Crucell prepares its financial statements under International Financial Reporting Standards (IFRS). Copies of these filings are available online at www.sec.gov, www.jnj.com, www.crucell.com or on request from Johnson & Johnson or Crucell. Neither Johnson & Johnson nor Crucell undertakes to update any forward-looking statements as a result of new information or future events or developments.)

For further information please contact:

Crucell N.V. - Media & Investors
Oya Yavuz
Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

Johnson & Johnson – Media
Karen Manson	Bill Price
Mob. + 32 479 89 47 99	Tel. +1 (732) 524 6623
Mob. +1 (732) 668 3735

Johnson & Johnson – Investors
Louise Mehrotra	Stan Panasewicz
Tel. +1 (732) 524 6491	Tel. +1 (732) 524 2524

###